UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April, 5 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich, Germany, April 5, 2011
The information contained herein is not for distribution, directly or indirectly, in or into the United States of America, Canada, Japan or Australia. Further information in this regard is provided in the disclaimer at the end of this document.
Siemens expects robust business development to continue in second quarter
Siemens has again posted robust business development in the second quarter of the current fiscal year 2011. In this period, the company expects a double-digit increase in new orders compared to the second quarter of fiscal 2010. Revenue will also probably increase significantly year-over-year. Net income from continuing operations in the second quarter is expected to be above the level of the comparable prior-year period but — excluding the proceeds from the Areva stake — below the record figure of the first quarter of fiscal 2011. “As expected, we’ve again achieved robust growth in the second quarter. However, I assume that growth will cool down in the second half of the year,” said Siemens CFO Joe Kaeser to analysts on Tuesday.
New orders at Siemens are expected to considerably exceed the level of €16.2 billion reached in the second quarter of fiscal 2010 and come close to the roughly €20.8 billion achieved in the strong first quarter of fiscal 2011. Revenue will probably be above the figure for the comparable prior-year period of around €16.5 billion and easily reach the level of the previous quarter (roughly €17.6 billion). In the second quarter, net income from continuing operations is likely to exceed the prior-year figure of about €1.4 billion, but not reach the record level of almost €1.9 billion achieved in the first quarter of fiscal 2011. This decline compared to the previous quarter is due to Siemens’ extraordinarily favorable product mix in the first quarter, seasonal effects outside the Siemens Sectors and increased expenditures and integration activities in growth fields like renewable energies and smart grid applications as well as rising investment primarily in research, development and sales.
The profit estimate for the second quarter does not yet include the expected significant positive contribution to profit from the sale of Siemens’ stake in Areva NP. In the middle of March, an
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Siemens AG	Media Relations: Alexander Becker
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36558
Wittelsbacherplatz 2, 80333 Munich	E-mail: becker.alexander@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201104.52 e

independent expert appointed by Siemens AG and Areva S.A. set the value of Siemens’ stake in the nuclear power joint venture Areva NP at €1.62 billion. An ongoing arbitration proceeding will decide, among other things, on the possibility of increasing or reducing Areva’s payment by as much as 40 percent. A decision by the arbitral tribunal is expected in the spring of 2011 and can impact the size of the positive contribution to profit.
The above-stated estimates for new orders, revenue and net income do not include Siemens IT Solutions and Services, the Osram Division or related effects on profit. Since the second quarter of 2011, both businesses have been assigned to discontinued operations. As a result, the comparable figures for the second quarter of fiscal 2010 and the first quarter of fiscal 2011 have been calculated on a comparable and preliminary basis. In the middle of December 2010, Siemens announced that it was selling Siemens IT Solutions and Services to Atos Origin. At the end of March 2011, Siemens announced its intention to publicly list the Osram Division in the fall of 2011.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. At the end of September 2010, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.
This document constitutes neither an offer to sell nor a solicitation to buy or subscribe for securities. Any such offer would be made solely on the basis of the Securities Prospectus to be published and registered with the German Financial Supervisory Authority (BaFin). The information legally required to be provided to investors is contained only in the Securities Prospectus.
The information contained herein is not for distribution, directly or indirectly, in or into the United States of America (including its territories and possessions of any State of the United States of America or the District of Columbia) and must not be distributed to U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (“Securities Act”)) or publications with a general circulation in the United States of America. This document is not an offer of securities for sale in the United States of America. The securities have not been and will not be registered under the Securities Act and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. It is not intended to register any portion of the offering in the United States of America or to conduct a public offering of the securities in the United States of America.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance,
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Siemens AG	Media Relations: Alexander Becker
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36558
Wittelsbacherplatz 2, 80333 Munich	E-mail: becker.alexander@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201104.52 e

business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Alexander Becker
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36558
Wittelsbacherplatz 2, 80333 Munich	E-mail: becker.alexander@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201104.52 e

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 5, 2011	/s/	Dr. Stephan Heimbach

	Name:	Dr. Stephan Heimbach
	Title:	Corporate Vice President Corporate Communications and Government Affairs

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling